This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made solely by the Offer to Purchase dated August 28, 1997 and the related Letter of Transmittal and is not being made to, nor will tenders be accepted from, or on behalf of, holders of Shares in any jurisdiction in which the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in any such jurisdiction. In those jurisdictions where securities laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by Schroder & Co. Inc. or one or more registered brokers or dealers licensed under the laws of such jurisdictions.

                      Notice of Offer to Purchase for Cash

                     All Outstanding Shares of Common Stock
                            (and Associated Rights)


                                       of


                               BioWhittaker, Inc.


                                       at


                             $11.625 Net Per Share


                                       by


                           BW Acquisition Corporation


        BW Acquisition Corporation, A Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Cambrex Corporation, a Delaware corporation ("Parent"), is offering to purchase for cash all the outstanding shares of Common Stock, par value $0.01 per share (the "Common Stock"), of BioWhittaker, Inc., a Delaware corporation (the "Company"), and each associated right to purchase shares of the Company's Series A Participating Cumulative Preferred Stock (the "Right", and, together with the Common Stock, the "Shares") issued pursuant to the Stockholder Protection Rights Agreement, dated as of January 20, 1995 (as amended, the "Rights Agreement"), between the Company and Bank of Boston, at a purchase price of $11.625 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 28, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). Holders of Shares whose certificates for such Shares ("Share Certificates") are not immediately available or who cannot deliver their Share Certificates and all other required documents to the Depositary (as defined below) prior to the Expiration Date (as defined below), or who cannot complete the procedure for book-entry transfer on a timely basis, may nevertheless tender their Shares by following the procedure for guaranteed delivery set forth in Section 2 of the Offer to Purchase. Unless the context otherwise requires, all references to Shares shall include the associated Rights. The holders of the Shares are sometimes referred to as "stockholders".

        The purpose of the Offer is for Purchaser to acquire control of the Company and to purchase as many Shares as are tendered in the Offer.

    THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, SEPTEMBER 25, 1997, UNLESS THE OFFER IS EXTENDED.

        The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration of the Offer at least the number of Shares that, together with the 910,928 Shares that Purchaser has an option to purchase pursuant to an existing agreement with certain officers and directors of the Company, shall constitute in excess of fifty percent (50%) of the Shares then outstanding, and (ii) the expiration or termination of any applicable antitrust waiting periods. The Offer is also subject to other terms and conditions.

        For purposes of the Offer, Purchaser shall be deemed to have accepted for payment, and thereby purchased Shares validly tendered and not withdrawn as, if and when Purchaser gives oral or written notice to ChaseMellon Shareholder Services, L.L.C. (the "Depositary") of Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the Share Certificates evidencing such Shares or timely confirmation of a book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company, the Midwest Securities Trust Company or the Philadelphia Depository Trust Company (collectively, the "Book-Entry Transfer Facilities") pursuant to the procedures set forth in Section 2 of the Offer to Purchase, (ii) a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) with any required signature guarantees, or an Agent's Message (as defined in Section 2 of the Offer to Purchase) in connection with a book-entry transfer and (iii) any other documents required by the Letter of Transmittal.

        Purchaser expressly reserves the right, in its sole discretion (but subject to the terms and conditions of the Agreement and Plan of Merger among Parent, the Purchaser and the Company, dated as of August 22, 1997), to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary. Any such extension will be followed as promptly as practicable by public announcement thereof to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

        Except as otherwise provided below, tenders of Shares made pursuant to the Offer are irrevocable except that such Shares may be withdrawn by the tendering stockholder at any time prior to the Expiration Date (as defined below) and, unless theretofore accepted for payment and paid for by Purchaser pursuant to the Offer, may also be withdrawn by such stockholder at any time after October 27, 1997. The term "Expiration Date" means 12:00 Midnight, New York City time, on Thursday, September 25, 1997 unless and until Purchaser shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by Purchaser, shall expire. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 2 of the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 2 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account of the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

        The Board of Directors of the Company has unanimously determined that the Offer is fair to and in the best interests of the Company and the stockholders, and recommends that the stockholders accept the Offer and tender their Shares pursuant to the Offer.

        The information required to be disclosed by Rule 14d-6(e)(1)(vii) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated by reference.

        Purchaser has received stockholder lists and security position listings from the Company, and the Offer to Purchase and the related Letter of Transmittal and other tender offer materials will be mailed to record stockholders and will be furnished to brokers, banks, and similar persons whose names, or the names of whose nominees, appear on the Company's list of stockholders or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

     The Offer to Purchase and the related Letter of Transmittal contain important information which should be read before any decision is made with respect to the Offer.

     Requests for copies of the Offer to Purchase and the related Letters of Transmittal and all other tender offer materials may be directed to the Information Agent of the Dealer Manager as set forth below, and copies will be furnished promptly at Purchaser's expense. No fees or commissions will be payable to brokers, dealers or other persons, other than the Dealer Manager, the Information Agent and the Depositary for soliciting tenders of Shares pursuant to the Offer. The fees and commissions payable to the Dealer Manager are described in the Offer to Purchase.

                    The Information Agent for the Offer is:

                             D.F. King & Co., Inc.
                          77 Water Street, 20th Floor
                            New York, New York 10005
                         (212) 269-5550 (Call Collect)

                                       or

                         CALL TOLL FREE: (800) 290-6426


                      The Dealer Manager for the Offer is:

                              Schroder & Co. Inc.
                              The Equitable Center
                               787 Seventh Avenue
                         New York, New York 10019-6016
                         (212) 492-6000 (Call Collect)

August 28, 1997